GAMBRO

RECEIVED
DEC 31 2003
OFFICE OF INTERNATIONAL CORPORATE FINANCE – CORPORATION FINANCE

SUPPL

03045245

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Stockholm, December 1, 2003

Gambro AB

Rule 12g3-2(b) File No. 82-34731

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Gambro AB (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Gambro AB

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

Pia Irell
Director, Investor Relations
Tel. + 46 8-613 65 91
Fax +46 8 613 65 78

dlw 1/6

Enclosure:
Press Release November 27, 2003 – Gambro won tax ruling.

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 54,770 patients in more than 700 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2002 revenues of SEK 27.6 billion (USD 2.7 billion), has 21,300 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, P O Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
Email info@gambro.com
www.gambro.com

File No 82-34731

GAMBRO.

PRESS RELEASE
November 27, 2003

Gambro won tax ruling

Stockholm, Sweden, November 27, 2003 – Gambro AB (Stockholmsbörsen: GAMBaST, GAMBbST), a leading international medical technology and healthcare company, today announced that the Lower Tax Court (Länsrätten) has confirmed the advance ruling by the Supreme Administrative Court regarding the fiscal acquisition value of previously divested ABB shares. The ruling means that Gambro has been given access to approximately MSEK 2,182 of carry-forward losses with a tax effect of MSEK 611. Together with an earlier ruling this corresponds to a tax saving of MSEK 894, which will be recognized as income in the fourth quarter 2003. There will not be any cash flow effect in 2003, but tax payments will be reduced in the coming years. The ruling might be appealed.

The fiscal acquisition value of the ABB shares have earlier been questioned by the tax authorities. Information concerning the fiscal acquisition value has been given in Gambro's Annual Report for 2002.

For further information please contact:
Lars Granlöf, Senior Vice President, CFO, tel. +46-8-613 65 48, +46-70-513 65 48
Bengt Modéer, Senior Vice President, Corporate Communications, tel. +46-8-613 65 33, +46-70-513 65 33
Pia Irell, Investor Relations Director, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 55,200 patients in more than 700 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2002 revenues of SEK 27.6 billion (USD 2.7 billion), has 21,350 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com